Exhibit (a)(1)(S)
Hastings Entertainment, Inc.
Offer to Exchange Certain Stock Options for Restricted Stock Units
EXCHANGE OFFER NOTICE OF NEW EXPIRATION DATE
The purpose of this notice is to inform eligible employees that Hastings Entertainment, Inc. (“Hastings”) is filing an amendment to the offer to exchange certain stock options for restricted stock units (“Exchange Offer”) This amendment extends the expiration date of the Exchange Offer so that it is now scheduled to expire at 11:59 p.m., Central Daylight Savings Time, on July 13, 2009. We currently have no plans to further extend this expiration date. Only eligible employees with eligible stock options can participate in the Exchange Offer. Eligibility criteria are explained in the Offer to Exchange document previously provided to eligible employees, which has been amended and restated to reflect this new expiration date. Eligible employees who do not make an election to surrender their eligible stock options by the deadline will continue to hold those stock options with their current exercise prices and terms.
How to Participate:
Eligible employees may complete an election form or notice of withdrawal and send it to Hastings, at the mailing address included on those forms. Eligible employees must return their completed and signed election form or notice of withdrawal only to Hastings.
Request New Election Form; Ask Questions:
Eligible employees who need a new election form or notice of withdrawal, copies of the Amended and Restated Offer to Exchange or related documents, or those who have questions, should contact Stephanie Coggins, Manager of Outside Reporting, via phone at (806) 677-1591 or email at stephanie.coggins@goHastings.com.
Deadline:
If eligible employees choose to participate in the Exchange Offer or modify a previous election(s), the completed and signed election form or notice of withdrawal must be received by Hastings by 11:59 p.m., Central Daylight Savings Time, on July 13, 2009.